UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45136

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Auerbach Grayson and Company LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 W 45th Street, Suite 16

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sharon Gaviria 212-453-3516

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLC

(Name – *if individual, state last, first, middle name*)

750 Third Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant
 Public Accountant
 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**





OATH OR AFFIRMATION

I, Sharon Gaviria, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Auerbach Grayson and Company LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

———

———

———

JENDAYI A PHILLIP
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Kings County
01PH6339652
MY COMMISSION EXPIRES 04/04/2020

Sharon Gaviria
Signature

Chief Financial Officer
Title

Notary Public 03/01/2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUERBACH GRAYSON AND COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

AUERBACH GRAYSON AND COMPANY LLC
TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Member
Auerbach Grayson and Company LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Auerbach Grayson and Company LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2013.

EISNERAMPER LLP
New York, New York
February 28, 2018

AUERBACH GRAYSON AND COMPANY LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	9,071,502
Restricted Cash		1,799,758
Due From Clearing Broker		285,076
Commission Receivable		1,451,935
Furniture and Equipment, net of accumulated depreciation of $174,533		133,694
Prepaid expenses and other assets		582,707
Total assets	$	13,324,672

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Commissions payable	$	609,398
Accounts payable and accrued expenses		640,519
Deferred rent		275,390
Total Liabilities		1,525,307
Commitments		
Members' equity		11,799,365
Total liabilities and members' equity	$	13,324,672

The accompanying notes are an integral part of the statement of financial condition

1

1. **NATURE OF BUSINESS**

Auerbach Grayson and Company LLC (the "Company"), a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's primary business is to provide global execution of foreign securities to major U.S. institutions through specialized non-U.S. brokers in accordance with the Securities Exchange Act Rule 15a-6.

Capitalized items refer to defined terms in the limited liability operating agreement (the "Agreement").

2. **SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

The statement of financial condition of the Company was prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fee Income

Fee income is earned for miscellaneous services provided to its customers and is recorded when the income is reasonably determinable.

Fair Value of Financial Instruments

The recorded amounts of the Company's cash, restricted cash, due from clearing broker, commissions receivable, commissions payable and accounts payable and accrued expenses approximate their fair values principally because of the short-term nature of these items.

Cash

The Company maintains cash in bank accounts which at times may exceed federally insured limits or where no insurance is provided. In the event of a financial institution's insolvency, the recovery of assets may be limited. The cash balance includes $43,660 held in a foreign currency.

Use of Estimates

The preparation of the statement of financial condition in conformity with US GAAP requires the Company's management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

AUERBACH GRAYSON AND COMPANY LLC
Notes to Statement of Financial Condition
Year ended December 31, 2017

2.   **SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Depreciation

Depreciation of furniture and equipment is computed on the straight-line method of using estimated useful lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Accounting Standards Updates

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09. Revenue from Contracts with Customers (the "standard"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance to U.S. GAAP and the International Financial Reporting Standards. The FASB has subsequently issued several amendments, including deferral of the effective date until January 1, 2018, clarification of principal versus agent considerations, narrow scope improvements and other technical corrections. The Standard also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Standard, including clarifying amendments, will become effective for fiscal years and interim periods within those years, beginning after December 15, 2017, with early adoption permitted.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

3.   **FURNITURE AND EQUIPMENT**

Furniture and equipment included on the statement of financial condition consist of the following:

Furniture and equipment	$	308,227
Less accumulated depreciation		(174,533)
	$	133,694

3

4. COMMITMENTS

On February 10, 2015, the Company entered into an amendment to its existing lease for office space. The amended lease became effective August 1, 2015 and expires July 31, 2025. Rental payments plus escalation for real estate taxes are payable monthly. The Company's minimum rental commitments are:

Year	Amount
2018	$ 856,811
2019	880,512
2020	925,713
2021	980,498
2022	1,007,613
Thereafter	2,573,282
Total	$7,224,429

The difference between rent expense incurred and the amount paid is recorded as a liability for deferred rent. At December 31, 2017, there was deferred rent of $275,390.

4. **COMMITMENTS (CONTINUED)**

Pursuant to the lease agreement, the Company maintains a letter of credit and a deposit in the amount of $1,784,622 expiring August 31, 2025. The letter of credit is secured by a bank deposit of $1,784,622. Pursuant to the second lease agreement, the Company maintains an escrow deposit in the amount of $4,914 expiring March 15, 2023. These amounts are recorded as restricted cash on the statement of financial condition.

5. **INCOME TAXES**

The Company is a limited liability company and is taxed as a partnership. Each member is individually responsible for its share of the Company's income or loss for income tax reporting purposes. Accordingly, the Company has no provision for federal and state income taxes. The Company is subject to New York City unincorporated business tax.

The Company may recognize tax benefits from any uncertain positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Company has no material unrecognized for benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax provisions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

6. **PROFIT SHARING PLAN**

The Company maintains a defined contribution plan covering substantially all employees. The Company contributes annually at the discretion of management. The Company's maximum contribution is one half of the employees' contribution up to 5% of the eligible compensation. As of December 31, 2017, the Company did not have any accrued liabilities to the plan.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business as a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to non-US broker-dealers pursuant to the provisions of paragraph (k)(2)(i) of Rule 15c3-3.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

8. MEMBERS' EQUITY

All of the legal and equitable ownership interests of the members in the Company, including interests in profits, losses, distributions and other amounts specified in the Agreement, as well as all the rights of the members, if applicable, to vote, consent or approve with respect to any matter affecting the Company, shall be denominated in shares of interest in the Company or fractions thereof. There are currently two classes of shares as set forth below:

(i) Class A shares are entitled to one vote per share and have all of the voting powers and rights with respect to any matters affecting the Company. Class A shares are entitled to distributions in accordance with the Agreement. As of December 31, 2017, there are 6,162 Class A shares issued and outstanding.

(ii) Class B shares are the equivalent to Class A shares without the voting rights. As of December 31, 2017, there are 3,657 Class B Shares issued and outstanding.

The Company allocates income to its members according to the manner of distribution as defined in the Agreement.

AUERBACH GRAYSON AND COMPANY LLC
Notes to Statement of Financial Condition
Year ended December 31, 2017

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2017, the Company had net capital of $8,868,615 which was $8,618,615 in excess of its required net capital of $250,000. The Company's aggregate indebtedness percentage was 17.20%.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of such rule.

10. ARBITRATION

The Company is a defendant in pending arbitrations and claims arising out of the normal course of business. While the final outcome of the claim cannot be predicted, based on the information currently available, management and Company's counsel believe the resolution of current pending claims and arbitrations will not have a material impact on the Company's financial position and results of operations.